Exhibit 99.1

Liberty Defense Adds HEXWAVE Customers in Courts and Corrections Following Entry into Commercial Loss Prevention

Selections by one of the largest state court systems in the country and a state department of corrections expand HEXWAVE’s reach across the company’s priority markets

Wilmington, MA, USA – October 6, 2026 Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading provider of AI-based, next-generation detection solutions for concealed weapons and threats, today announced that HEXWAVE™ has been selected by one of the largest state court systems in the country and by a state department of corrections. The combined initial awards for four HEXWAVE’s™ will be deployed at the various sights over the next few months.

The court system will deploy HEXWAVE at an active courthouse in the first phase of a program whose results could lead to consideration at additional facilities. Court personnel, jurors and the public share one entrance, and threats now include non-metallic weapons such as ceramic knives and 3D-printed guns.

The corrections award covers three facilities under one department, including one scheduled to open in 2027 with screening built into its design. Staff, residents and visitors pass through controlled entrances, much of the contraband officers look for is not metal, and HEXWAVE screens without physical contact.

Both selections follow Liberty’s September 16 announcement of a multi-site agreement with a third-party logistics, warehousing and manufacturing provider, which marked the company’s entry into commercial loss prevention. Together they add to a footprint that already spans aviation, government buildings, courthouses, correctional facilities and commercial venues, including nine airports for aviation worker screening. HEXWAVE is deployed at approximately 20 sites in five countries, with more than 40 units in the field.

“Courts, corrections and loss prevention each have their own reason to screen,” said Bill Frain, CEO of Liberty Defense. “A courthouse is focused on public safety, a corrections department on contraband and a distribution operation on inventory loss, and HEXWAVE fits all three entrances. Every selection gives us a model for similar operators. These recent announcements align with our market vertical focus of protecting people and assets for aviation worker screening, courthouses, correctional facilities and loss prevention.”

HEXWAVE detects metallic and non-metallic threats and contraband concealed on people, including liquids, powders and vapes, using millimeter wave technology and AI-based automatic threat detection. The operator sees a generic body outline marking where an item was detected, and HEXWAVE stores no images or personal information. It is designed as one layer of a site’s security program.

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On Behalf of Liberty Defense

Bill Frain

CEO & Director

About Liberty Defense

Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

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Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA